

January 23, 2014

Dr. Saleh Bin Hamad Al Shaaibi
Director General of Planning, Follow-Up and Information
P.O. Box 200
115 Madinat Al-Sultan Qaboos
Muscat, Sultanate of Oman

RE: The Omagine Project

Dear Dr. Saleh:

Thank you for your letter dated October 23, 2013 (the "October MOT Letter").

Pursuant to your requests in the October MOT Letter, please find enclosed:

i.   an Issue Chart discussing the issues raised directly in the October MOT Letter
ii. an second Issue Chart discussing the issues referenced in the October MOT Letter
iii. a Reference Table with further or explanatory information regarding the relevant issues in the Issue Charts
iv. a set of 20 Exhibits relating to or relevant to the issues in the 2 Issue Charts
v.   the updated Omagine feasibility study in 3 Volumes
vi. the high-level design brief for the entertainment content for the Pearls

Each Issue Chart contains a description of the relevant issue, the final agreed position of the parties on that issue, and a Reference Table column that will direct you to various Exhibits enclosed and to brief narratives providing further information on the relevant issue. All Exhibits are enclosed separately for your ease of reference.

You will note that 100% of the issues in the Charts and raised by the October MOT Letter are settled and agreed by MOT and Omagine. So, I believe we have completed everything now and we can move forward to signing the DA and beginning the development of this exciting tourism project.

We look forward to meeting with His Excellency and yourself as soon as possible in order to conclude and sign the Development Agreement for the Omagine Project.

Upon MOT's confirmation of its agreement with the enclosed, our attorneys will promptly deliver to you, for MOT's review and approval, the final draft DA showing any necessary changes required.

Sincerely,

Frank J. Drohan
Managing Director

cc: H.E. Ahmed bin Nasser Al-Mahrizi